Exhibit 12.1
BABCOCK & BROWN AIR LIMITED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

	For the period
	from May 3,
	2007
	(incorporation	For the	For the nine
	date) to	year ended	months ended
	December 31,	December 31,	September 30,
	2007	2008	2009
Fixed Charges:
Interest expense	$14,628	$81,689	$60,969

Earnings:
Net income before provision for income taxes	$3,377	$54,992	$96,080
Add fixed charges per above	14,628	81,689	60,969

Total earnings	$18,005	$136,681	$157,049

Ratio of earnings to fixed charges	1.23:1	1.67:1	2.58:1